                                   FORM 11-K





                  (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                       OR

            (  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
              For the transition period from ________ to ________

                         COMMISSION FILE NUMBER 1-2967





                             UNION ELECTRIC COMPANY
                            SAVINGS INVESTMENT PLAN



                        Issuer:  Union Electric Company


                              1901 Chouteau Avenue
                           St. Louis, Missouri  63103
                          (Principal Executive Office)

                    (PRICE WATERHOUSE LLP FINANCIAL REPORT)

UNION ELECTRIC COMPANY
Savings Investment Plan
Financial Statements and
Additional Information
December 31, 1994

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                                                                    PAGE


Report of Independent Accountants                                    1-2

Statement of Net Assets Available for
 Benefits with Fund Information at
 December 31, 1994 and 1993                                          3-4

Statement of Changes in Net Assets Available
for Benefits with Fund Information for
the years ended December 31, 1994 and 1993                           5-6

Notes to Financial Statements                                       7-12

Additional Information*:
   Item 27a Form 5500- Schedule of Assets Held for
    Investment Purposes at December 31, 1994                     Schedule I

   Item 27d Form 5500 - Schedule of Reportable
    Transactions for the year ended
    December 31, 1994                                            Schedule II





* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

June 12, 1995

To the Board of Directors of
Union Electric Company and the
Participants of the Union Electric
Company Savings Investment Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Union Electric Company Savings Investment Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described more fully in Note 1, Union Electric Company merged the net assets of the Union Electric Company Savings Investment Plan for Contract Employees and Union Electric Company Employee Stock Ownership Plan into the Union Electric Company Savings Investment Plan for Management Employees effective April 1, 1993. The merged plan was renamed the Union Electric Company Savings Investment Plan.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund

June 12, 1995
To the Board of Directors
Page 2


Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Price Waterhouse LLP

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1994
PAGE 3

                                        UE COMMON    AGGRESSIVE     CONSERVATIVE
                                          STOCK        EQUITY         EQUITY        BALANCED        BOND
                                           FUND         FUND           FUND           FUND          FUND
Assets:
 Investments:
    Boatmen's Employee Benefit
     Short-Term Fund                 $     71,998   $       175   $       101    $        83    $        42
     T Rowe Price Stable Value
      Common Trust Fund
    Union Electric Common Stock       170,997,315
    Mutual and Collective Fund
     Investments                                     48,181,633    28,395,358     22,148,552      9,891,777
    Insurance Company Contracts
 Dividends and interest receivable          1,485           294           169            133             67
 Contributions receivable:
    Employee                              119,412       314,046       151,449        112,682         43,289
    Employer                               96,330        42,032        20,809         16,059          6,898
 Loans receivable                         690,351     1,443,170       909,087        734,199        652,521
                                     ------------   -----------   -----------    -----------    -----------
           Total assets               171,976,891    49,981,350    29,476,973     23,011,708     10,594,594
                                     ------------   -----------   -----------    -----------    -----------
Liabilities:

 Transfers due to (from) other
   funds                                   12,168       (45,718)      (24,481)       221,171        342,791
 Other liabilities                         68,285          -             -              -              -
                                     ------------   -----------   -----------    -----------    -----------
           Total liabilities               80,453       (45,718)      (24,481)       221,171        342,791
                                     ------------   -----------   -----------    -----------    -----------
Net assets available for benefits    $171,896,438   $50,027,068   $29,501,454    $22,790,537    $10,251,803
                                     ============   ===========   ===========    ===========    ===========
                                            STABLE
                                           INTEREST
                                            INCOME
                                             FUND            TOTAL
Assets:
 Investments:
    Boatmen's Employee Benefit
     Short-Term Fund                    $ 4,208,645     $  4,281,044
     T Rowe Price Stable Value
      Common Trust Fund                  14,225,065       14,225,065
    Union Electric Common Stock                          170,997,315
    Mutual and Collective Fund
     Investments                                         108,617,320
    Insurance Company Contracts          20,956,014       20,956,014
 Dividends and interest receivable           96,672           98,820
 Contributions receivable:
    Employee                                140,276          881,154
    Employer                                 20,512          202,640
 Loans receivable                         2,832,733        7,262,061
                                        -----------     ------------
           Total assets                  42,479,917      327,521,433
                                        -----------     ------------
Liabilities:

 Transfers due to (from) other
   funds                                   (505,931)               0
 Other liabilities                          194,581          262,866
                                        -----------     ------------
           Total liabilities               (311,350)         262,866
                                        -----------     ------------
Net assets available for benefits       $42,791,267     $327,258,567
                                        ===========     ============




                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1993
PAGE 4


                                               UE COMMON               AGGRESSIVE               CONSERVATIVE
                                                STOCK                   EQUITY                    EQUITY               BALANCED
                                                 FUND                    FUND                      FUND                  FUND
Assets:

  Investments:
     Boatmen's Employee Benefit
      Short-Term Fund                        $     65,976              $       141              $        90           $        75
     Union Electric Common Stock              189,698,914
     Mutual and Collective Fund
      Investments                                                       40,995,302               25,557,052            21,192,896
     Insurance Company Contracts
  Dividends and interest receivable                 1,023                       86                       59                    46
  Contributions receivable:
     Employee                                     129,927                  251,386                  141,525               116,808
     Employer                                      80,336                   29,426                   17,953                15,193
  Loans receivable                                534,905                1,146,076                  750,767               610,632
                                             ------------              -----------              -----------           -----------
            Total assets                      190,511,081               42,422,417               26,467,446            21,935,650
                                             ============              ===========              ===========           ===========
Liabilities:

  Transfers due to (from) other funds              11,498               (1,003,738)                 190,834                98,758
  Other liabilities                                63,624                     -                        -                     -
                                             ------------              -----------              -----------           -----------
            Total liabilities                      75,122               (1,003,738)                 190,834                98,758
                                             ------------              -----------              -----------           -----------
Net assets available for benefits            $190,435,959              $43,426,155              $26,276,612           $21,836,892
                                             ============              ===========              ===========           ===========
                                                                     STABLE
                                                                    INTEREST
                                                     BOND            INCOME
                                                     FUND             FUND                TOTAL
Assets:

  Investments:
     Boatmen's Employee Benefit
      Short-Term Fund                            $        47       $ 6,353,159          $   6,419,488
     Union Electric Common Stock                                                          189,698,914
     Mutual and Collective Fund
      Investments                                 12,975,077         2,552,534            103,272,861
     Insurance Company Contracts                                    27,097,769             27,097,769
  Dividends and interest receivable                       32            18,825                 20,071
  Contributions receivable:
     Employee                                         64,719           132,658                837,023
     Employer                                          8,830            18,275                170,013
  Loans receivable                                   566,886         2,317,629              5,926,895
                                                 -----------       -----------           ------------
            Total assets                          13,615,591        38,490,849            333,443,034
                                                 -----------       -----------           ------------
Liabilities:

  Transfers due to (from) other funds                265,588           437,060                      0
  Other liabilities                                       -              1,568                 65,192
                                                 -----------       -----------           ------------
            Total liabilities                        265,588           438,628                 65,192
                                                 -----------       -----------           ------------
Net assets available for benefits                $13,350,003       $38,052,221           $333,377,842
                                                 ===========       ===========           ============


                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1994
PAGE 5



                                            UE COMMON         AGGRESSIVE       CONSERVATIVE
                                              STOCK             EQUITY            EQUITY           BALANCED
                                               FUND              FUND              FUND              FUND
Additions to net assets attributed to:
  Contributions:
     Employee                             $   3,166,589      $   7,497,482     $   3,651,645     $   3,027,083
     Employer                                 2,167,342            870,695           436,978           366,362
                                          -------------      -------------     -------------     -------------
                                              5,333,931          8,368,177         4,088,623         3,393,445
                                          -------------      -------------     -------------     -------------
  Investment income:
     Interest                                    12,575              1,862             1,313             1,065
     Dividends                               11,453,216          2,446,651         1,723,652           896,427
     Unrealized appreciation/
      (depreciation) of investments         (24,301,463)        (6,348,512)       (1,941,293)       (1,519,562)
     Net realized gain                        5,931,821            415,995           134,435           135,606
                                          -------------      -------------     -------------     -------------
                                             (6,903,851)        (3,484,004)          (81,893)         (486,464)
                                          -------------      -------------     -------------     -------------
  Loan interest payments                         56,885            160,140            73,001            62,160
                                          -------------      -------------     -------------     -------------
            Total additions                  (1,513,035)         5,044,313         4,079,731         2,969,141
                                          -------------      -------------     -------------     -------------
Deductions from net assets attributed to:
  Distributions                              16,263,638          1,418,868         1,064,422           726,115
  Withdrawals                                        13
  Administrative expenses                        16,855             19,681            11,726             9,560
  Net loan activity with participants           155,447            297,094           158,320           123,566
  Interfund transfers                           590,533         (3,292,243)         (379,579)        1,156,255
                                          -------------      -------------     -------------     -------------
            Total deductions                 17,026,486         (1,556,600)          854,889         2,015,496
                                          -------------      -------------     -------------     -------------
Increase (decrease) in net assets
 available for benefits                     (18,539,521)         6,600,913         3,224,842           953,645
Net assets available for benefits,
 beginning of year                          190,435,959         43,426,155        26,276,612        21,836,892
                                          -------------      -------------     -------------     -------------
Net assets available for benefits,
 end of year                              $ 171,896,438      $  50,027,068     $  29,501,454     $  22,790,537
                                          =============      =============     =============     =============

                                                                STABLE
                                                               INTEREST
                                            BOND                INCOME
                                            FUND                 FUND              TOTAL
Additions to net assets attributed to:
  Contributions:
     Employee                             $   1,407,905     $   3,617,491     $  22,368,195
     Employer                                   180,258           410,570         4,432,205
                                          -------------      -------------     ------------
                                              1,588,163         4,028,061        26,800,400
                                          -------------      -------------     ------------
  Investment income:
     Interest                                       617           394,323           411,755
     Dividends                                  887,176         1,559,173        18,966,295
     Unrealized appreciation/
      (depreciation) of investments          (1,221,532)         (772,406)      (36,104,768)
     Net realized gain                          (79,936)          636,109         7,174,030
                                          -------------      -------------     ------------
                                               (413,675)        1,817,199        (9,552,688)
                                          -------------      -------------     ------------
  Loan interest payments                         32,298            80,632           465,116
                                          -------------      -------------     ------------
            Total additions                  (1,206,786)        5,925,892        17,712,828
                                          -------------      -------------     ------------
Deductions from net assets attributed to:
  Distributions                                 502,567         2,368,624        22,344,234
  Withdrawals                                                                            13
  Administrative expenses                         5,422            89,445           152,689
  Net loan activity with participants            85,635           515,105         1,335,167
  Interfund transfers                         3,711,362        (1,786,328)                -
                                          -------------      -------------     ------------
            Total deductions                  4,304,986         1,186,846        23,832,103
                                          -------------      -------------     ------------
Increase (decrease) in net assets
 available for benefits                      (3,098,200)        4,739,046        (6,119,275)
Net assets available for benefits,
 beginning of year                           13,350,003        38,052,221       333,377,842
                                          -------------      -------------     ------------
Net assets available for benefits,
 end of year                              $  10,251,803     $  42,791,267     $ 327,258,567
                                          =============     =============     =============


                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY
SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1993
PAGE 7


                                            UE COMMON         AGGRESSIVE       CONSERVATIVE
                                              STOCK             EQUITY            EQUITY           BALANCED
                                               FUND              FUND              FUND              FUND
Additions to net assets attributed to:
  Contributions:
     Employee                             $   2,683,244     $   4,922,873     $   3,078,232     $   2,518,440
     Employer                                 1,818,184           568,967           384,951           316,534
     Transfers from contract plan                    28             3,060             3,097                80
                                          -------------     -------------     -------------     -------------
                                              4,501,456         5,494,900         3,466,280         2,835,054
                                          -------------     -------------     -------------     -------------

  Investment income:
     Interest                                     8,526             2,727             2,012             1,758
     Dividends                                8,648,782         1,803,874         1,761,442         1,371,103
     Unrealized appreciation/(deprecia-
      tion) of investments                   78,045,895         8,381,689         1,369,814         1,321,550
     Net realized gain                        7,696,490           257,025           108,150           139,468
                                          -------------     -------------     -------------     -------------
                                             94,399,693        10,445,315         3,241,418         2,833,879
                                          -------------     -------------     -------------     -------------
  Loan interest payments                         46,500           102,999            62,934            52,107
                                          -------------     -------------     -------------     -------------
            Total additions                  98,947,649        16,043,214         6,770,632         5,721,040
                                          -------------     -------------     -------------     -------------
Deductions from net assets attributed to:
  Distributions                              16,715,924           530,918           650,424           508,516
  Withdrawals                                     6,692             5,494            19,764             4,083
  Administrative expenses                        13,464            13,252             9,647             7,954
  Net loan activity with participants           152,429           253,165           106,356           102,316
  Interfund transfers                          (639,811)       (4,378,970)         (258,061)         (340,045)
                                          -------------     -------------     -------------     -------------
            Total deductions                 16,248,698        (3,576,141)          528,130           282,824
                                          -------------     -------------     -------------     -------------
Increase in net assets available
 for benefits                                82,698,951        19,619,355         6,242,502         5,438,216
Transfer from Savings Investment
 Plan for Contract Employees                  7,607,676         7,952,913         7,234,512         5,696,658
Transfer from Employee Stock
 Ownership Plan                              89,120,743
Net assets available for benefits,
 beginning of year                           11,008,589        15,853,887        12,799,598        10,702,018
                                          -------------     -------------     -------------     -------------
Net assets available for benefits,
 end of year                              $ 190,435,959     $  43,426,155     $  26,276,612     $  21,836,892
                                          =============     =============     =============     =============


                                                                STABLE
                                                               INTEREST
                                            BOND                INCOME
                                            FUND                 FUND              TOTAL
Additions to net assets attributed to:
  Contributions:
     Employee                             $   1,442,382     $   3,448,147     $  18,093,318
     Employer                                   187,679           417,653         3,693,968
     Transfers from contract plan                   878         2,931,906         2,939,049
                                          -------------     -------------     -------------
                                              1,630,939         6,797,706        24,726,335
                                          -------------     -------------     -------------
  Investment income:
     Interest                                     1,093           220,266           236,382
     Dividends                                  870,616         1,424,448        15,880,265
     Unrealized appreciation/
      (depreciation) of investments             488,461          (171,297)       89,436,112
     Net realized gain                           72,139           927,658         9,200,930
                                          -------------     -------------     -------------
                                              1,432,309         2,401,075       114,753,689
                                          -------------     -------------     -------------
  Loan interest payments                         33,594            66,454           364,588
                                          -------------     -------------     -------------
            Total additions                   3,096,842         9,265,235       139,844,612
                                          -------------     -------------     -------------
Deductions from net assets attributed to:
  Distributions                                 379,856         1,644,971        20,430,609
  Withdrawals                                     2,064            10,191            48,288
  Administrative expenses                         5,210            71,199           120,726
  Net loan activity with participants            90,337           365,632         1,070,235
  Interfund transfers                         1,050,913         4,565,974                 0
                                          -------------     -------------     -------------
            Total deductions                  1,528,380         6,657,967        21,669,858
                                          -------------     -------------     -------------
Increase in net assets available
 for benefits                                 1,568,462         2,607,268       118,174,754
Transfer from Savings Investment
 Plan for Contract Employees                  4,775,102        14,331,049        47,597,910
Transfer from Employee Stock
 Ownership Plan                                                                  89,120,743
Net assets available for benefits,
 beginning of year                            7,006,439        21,113,904        78,484,435
                                          -------------     -------------     -------------
Net assets available for benefits,
 end of year                              $  13,350,003    $   38,052,221    $  333,377,842
                                          =============    ==============    ==============



                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 8

1.      DESCRIPTION OF THE PLAN

        GENERAL
        The following is a brief summary of the various provisions of the Union Electric Company (Company) Savings Investment Plan (Plan).
        Participants should refer to the Plan document for more complete information.

        The Plan's purpose is to provide management and contract employees of the Company the option to defer a portion of their annual base compensation for Federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and to certain provisions of the Securities Exchange Commission. The current Plan constitutes the merger of three former Company plans, the Savings Investment Plan for Management Employees, the Savings Investment Plan for Contract Employees, and the Employee Stock Ownership Plan.

        The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Boatmen's Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

        PARTICIPATION
        The Plan covers substantially all employees of Union Electric Company who have completed one year of service and who are at least 21 years of age. Each person who becomes an eligible employee may become a participant in the Plan as of the first enrollment date (January 1 or July 1) after becoming an eligible employee. The total number of active participants in the Plan at December 31, 1994 was approximately 7,031. Participation by eligible employees is voluntary.

        CONTRIBUTIONS
        Participants may contribute to the Plan from 2% to 15% of their base compensation through payroll deductions (basic contributions). For management employees, the Company makes a matching contribution equal to $.25 for each $1.00 up to the first 5% of each participant's contribution (basic matching contribution). Additionally, the Company will contribute an additional $.25 for each $1.00 up to the first 5% of a participant's contribution (additional matching contribution) to be invested entirely in the Union Electric Common Stock Fund. For contract employees, Company contributions are made based on specific agreements between the Company and the individual collective bargaining units. All Company contributions are made to the extent sufficient earnings are available.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 9

        The following six investment funds are maintained by the Trustee: the Union Electric Common Stock Fund, the Aggressive Equity Fund, the Conservative Equity Fund, the Balanced Fund, the Bond Fund, and the Stable Interest Income Fund. Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in multiples of 10% to any combination of investment funds. Such fund allocation elections may be changed monthly. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect monthly to reallocate all or any multiple of 10% of the value of their accounts among funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

        VESTING
        Participants' contributions vest immediately, and Company contributions vest upon the completion of five years of Company service by the participant (including service prior to the effective date of the Plan). Company contributions also vest upon retirement, total and permanent disability, death, termination of the Plan or complete discontinuance of Company contributions regardless of years of service. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment but will be restored if the participant becomes an eligible employee prior to incurring five consecutive one-year breaks in service following termination and repayment of all amounts distributed is made by the participant within five years of re-employment.

        DISTRIBUTIONS
        The total vested amount of a participant's account shall be distributed to the participant according to one of the options as described in the Plan and as elected by the participant. A participant whose account balance is $3,500 or greater may defer the distribution until age 65, or if retired, 5 years from retirement, whichever is later, but not beyond April 1 of the year following the participant's attaining age 70-1/2. If the balance of the account is less than $3,500, the distribution shall be made no later than 120 days after close of the plan year. All distributions shall be in the form of cash and whole shares of Union Electric Company common stock, if applicable. Participants may withdraw certain basic contributions and related earnings thereon upon reaching age 59-1/2 in the event of total disability or in the event of a financial hardship as defined by the Plan or the Code. For purposes of distributions, the participant's account value will be determined as of the last business day of the calendar month coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to participants upon distribution pursuant to the rules provided for under the Plan and the Code.

        The Plan also provides, to participants of the former Company Employee Stock Ownership Plan and at the discretion of the Company, for distribution prior to termination of employment of (a) all or a portion of a participant's account balance

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 10

        acquired at least 84 months prior to a distribution and (b) any portion of a participant's account balance acquired by dividends or other income.

        PARTICIPANT LOANS
        The Plan permits participants to borrow from their 401(k) accounts within the Plan. Such borrowings may be made subject to the following:
        (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) the fixed interest rate will be equal to the "corporate base rate of interest" as announced by the Trustee plus 1%, and (5) such other rules and regulations as may be adopted by the Company.

        PLAN TERMINATION
        The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any participant under the Plan.

        PLAN MERGER
        On April 1, 1993, the net assets of the Union Electric Company Savings Investment Plan for Contract Employees and Union Electric Company Employee Stock Ownership Plan were merged into the Union Electric Company Savings Investment Plan for Management Employees in accordance with Plan provisions. The merged plan was renamed the Union Electric Company Savings Investment Plan. Shares of stock held by participants of the former Company Employee Stock Ownership Plan are maintained in the Union Electric Common Stock Fund of the Plan. The Plan merger did not retroactively or adversely affect the rights of any participant or beneficiary under the Plan.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING
        The accompanying financial statements of the Union Electric Company Savings Investment Plan are prepared on the accrual basis of accounting, except as noted below for benefit payment obligations.

        INVESTMENTS
        Investments, except guaranteed investment contracts, are stated at current market value based on the latest quoted market price at December 31, 1994 and 1993, respectively, or at fair value as determined by the Trustee. Guaranteed investment contracts are valued at cost plus income earned and accrued. The following table presents investments. Investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1994 and 1993 are separately identified.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 11


                                                                                   December 31,
                                                                            1994                  1993
        INVESTMENTS AT FAIR VALUE AS DETERMINED
         BY QUOTED MARKET PRICE

          Managed International Equity Funds:
             Acorn Fund                                              $      48,181,633     $      40,995,302

          Managed Equity Funds:
             Putnam Fund for Growth and Income                              28,395,358            25,557,052
             Vanguard Asset Allocation Fund                                 22,148,552            21,192,896

          Managed Bond Funds                                                 9,891,777            15,527,611

          Common Stock:
             Union Electric Company, $5 par value                          170,997,315           189,698,914

        INVESTMENTS AT ESTIMATED FAIR VALUE

          Collective Investment Trust Funds                                 18,506,109             6,419,488

        INVESTMENTS AT CONTRACT VALUE

          Insurance Company Contracts                                       20,956,014            27,097,769


        INCOME
        Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

        Gains and losses on security transactions are recorded as realized. In accordance with the policy of stating investments at current value, net unrealized appreciation or depreciation for the year is reflected on the Statement of Changes in Net Assets Available for Benefits with Fund Information.

        EXPENSES
        Trustee fees incurred in administering the Plan are charged to the Plan.

        BENEFIT PAYMENT OBLIGATIONS
        Benefit payments to participants are recorded when paid. Benefit payments approved but not yet paid as of December 31, 1994 are $2,016,317. Of this amount, $1,350,936 relates to the value of 38,189 shares of Union Electric Company common stock. Benefit payments approved but not yet paid as of December 31, 1993 are $2,036,700.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 12

        This amount includes $1,662,000 relating to the value of 42,293 shares of Union Electric Company common stock.

        In accordance with generally accepted accounting principles, these payments are not a liability of the Plan at December 31, 1994 or 1993, respectively. However, the Department of Labor requires these payments to be recorded as a liability on Form 5500, Annual Return/Report of Employee Benefit Plan. Accordingly, the net assets available for benefits as reflected in the Form 5500 are less than the net assets presented on the Statement of Net Assets Available for Benefits with Fund Information.

        DISTRIBUTIONS
        The cost of Union Electric Company common stock distributed to participants is determined on a weighted average basis. For the year ended December 31, 1994, 460,682 shares of Union Electric Company common stock whose cost and market values totalled $10,745,843 and $16,248,110 at the dates of distribution, respectively, were distributed to participants of the Union Electric Common Stock Fund.

        For the year ended December 31, 1993, 411,622 shares of Union Electric Company common stock whose cost and market values totalled $9,275,950 and $16,760,829 at the dates of distribution, respectively, were distributed to participants of the Union Electric Common Stock Fund.

3.      INVESTMENTS WITH PARTIES-IN-INTEREST

        At December 31, 1994, the Plan held 4,833,846 shares of Union Electric Company common stock with a cost and market value of $115,954,515 and $170,997,315, respectively. During 1994, the Plan purchased 496,904 shares at a cost of $17,231,123 and sold 35,469 shares valued at $1,251,839, resulting in a net loss of $134,363. The Plan also distributed 460,682 shares valued at $16,248,110 to persons withdrawing from the Plan.

        At December 31, 1993, the Plan held 4,833,093 shares of Union Electric Company common stock with a cost and market value of $109,994,651 and $189,698,914, respectively. During 1993, the Plan purchased 342,764 shares at a cost of $14,044,112 and sold 16,742 shares valued at $659,582, resulting in a net gain of $163,646. The Plan also distributed 411,622 shares valued at $16,760,829 to persons withdrawing from the Plan.

        The Plan held 4,281,044 shares of Boatmen's Trust Company Employee Benefit Short-Term Fund at December 31, 1994. The book value for these shares, which approximates market, was $4,281,044 at December 31, 1994. During plan year 1994, the Plan purchased 23,589,744 shares at a cost of $23,589,744 and sold 25,728,188 shares valued at $25,728,188.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 13

        The Plan held 6,419,488 shares of Boatmen's Trust Company Employee Benefit Short-Term Fund at December 31, 1993. The book value for these shares, which approximates market, was $6,419,488 at December 31, 1993. During plan year 1993, the Plan purchased 41,962,053 shares at a cost of $41,962,053 and sold 38,975,413 shares valued at $38,975,413.

        These transactions are allowable party-in-interest transactions under
        Section 408(b)(8) of the ERISA regulations.

4.      FEDERAL INCOME TAX STATUS

        A favorable determination letter with respect to the qualified tax status of the Plan has been obtained from the District Director of the Internal Revenue Service.

UNION ELECTRIC COMPANY                                                SCHEDULE I


SAVINGS INVESTMENT PLAN
ITEM 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1994

                                                                       DECEMBER 31, 1994
IDENTITY OF ISSUE/DESCRIPTION                           NUMBER OF
 OF INVESTMENT                                        SHARES/UNITS            COST              FAIR VALUE
MUTUAL FUNDS
  Acorn Fund                                            3,936,408    $      43,005,061     $      48,181,633
  Putnam Income Fund                                    1,528,868           10,429,787             9,891,777
  Putnam Fund for Growth
   and Income                                           2,232,339           28,394,337            28,395,358
  Vanguard Asset Allocation Fund                        1,635,787           21,394,256            22,148,552
                                                                     -----------------     -----------------
                                                                           103,223,441           108,617,320

INVESTMENT CONTRACTS
  Commonwealth Life Insurance GIC                       3,763,499            3,763,499             3,763,499
  Lincoln National GIC                                  3,030,927            3,030,927             3,030,927
  Protective Life Insurance GIC                         1,223,810            1,223,810             1,223,810
  Business Men's Assurance GIC                          4,819,019            4,819,019             4,819,019
  Sun Life Insurance GIC                                2,538,010            2,538,010             2,538,010
  New York Life Insurance GIC                           2,503,565            2,503,565             2,503,565
  Hartford Life Insurance GIC                           2,819,180            2,819,180             2,819,180
  Collective Investment G-II Fund                           2,348              235,689               258,004
                                                                     -----------------     -----------------
                                                                            20,933,699            20,956,014

COLLECTIVE INVESTMENT TRUST FUNDS
  *Boatmen's Employee Benefit
     Short-Term Fund                                    4,281,044            4,281,044             4,281,044
    T Rowe Price Stable Value
     Common Trust Fund                                 14,225,605           14,225,065            14,225,065

COMMON STOCK
  *Union Electric Company, $5 par                       4,833,846          115,594,515           170,997,315
                                                                     -----------------     -----------------

                                                                     $     258,257,764     $     319,076,758
                                                                     =================     =================


*  Represents a Plan party-in-interest

UNION ELECTRIC COMPANY                                               SCHEDULE II


SAVINGS INVESTMENT PLAN
ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
FOR THE YEAR ENDED DECEMBER 31, 1994


IDENTITY OF PARTY/DESCRIPTION                          NUMBER OF      NUMBER OF       PURCHASE          SELLING          NET
 OF INVESTMENT                                         PURCHASES        SALES          PRICE             PRICE        GAIN/(LOSS)
Boatmen's Employee Benefit Short-Term Fund                252            169       $ 23,589,744      $ 25,728,188    $     -


Union Electric Company common stock, $5 par value          73             37         17,231,123         1,251,839       (134,363)

Acorn Fund                                                 76             34         15,266,273         2,147,425       (111,637)





* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1993 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURE

             THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              UNION ELECTRIC COMPANY
                                              SAVINGS INVESTMENT PLAN


                                              UNION ELECTRIC COMPANY
                                                  (Administrator)




                                              By    /s/  H. W. Loeh
                                                ----------------------------
                                                       H. W. Loeh
                                                      Vice President

June 30, 1995




                                 EXHIBIT INDEX

                            Exhibits Filed Herewith


Exhibit No.                       Description
- -----------        ---------------------------------------------------
     23            Consent of Independent Accountants
